Exhibit 99.1
Glass House Brands Reports Preliminary Unaudited Third Quarter Financial Results
and
Resignation of John Nichols Jr. from Board of Directors
•Achieved Record Biomass Production of approximately 317,000 pounds and a further approximately 10% reduction in cost of production from the previous quarter
•Reaffirms FY2026 approximately 1,000,000 lbs. Production Guidance and Long-Term Cost of Production Target of $95 per pound
LONG BEACH, Calif. and TORONTO, October 19, 2026 — Glass House Brands Inc. (“Glass House” or the “Company”) (CBOE CA: GLAS.A.U) (NYSE: GLAS), one of the fastest-growing cannabis companies in the U.S., today announced preliminary and unaudited financial results for the third quarter ended September 30, 2026. Unless otherwise noted, financial results of operations presented in this release reflect continuing operations. Prior-period results of operations have been recast to exclude the historical results of Glass House Retail, LLC (“GHR”), which was deconsolidated on June 12, 2026, consistent with the Company's second quarter 2026 financial statements.
For the third quarter ended September 30, 2026, the Company anticipates:
•Revenue of $56.8 million, compared to $47.0 million in the second quarter of 2026 and $26.2 million in the third quarter of 2025.
•Record biomass production of approximately 317,000 pounds, up from 246,000 pounds in the second quarter of 2026.
•Cost of production of approximately $110 per pound, compared to $122 per pound in the second quarter of 2026.
•Average selling price of $150 per pound, compared to $211 per pound in the second quarter of 2026 and $155 per pound in the third quarter of 2025.
•Gross profit of $14.9 million (26% margin), compared to $15.8 million (34%) in the second quarter of 2026 and $5.6 million (21%) in the third quarter of 2025.
•Operating Cash Flow of negative $(0.4) million, compared to positive $0.2 million in the second quarter of 2026 and negative $(5.1) million in the third quarter of 2025. Second quarter of 2026 and third quarter of 2025 amounts include the operating cash flows of GHR.
•Total proceeds raised under the Company’s At-The-Market (“ATM”) offering program of $18 million, at an average price of $8.11 per share, while proceeds raised from warrants were $10 million during the quarter. Proceeds were or will be used for:
◦Completion of the Greenhouse 2 expansion
◦Facility upgrades to improve yield and reduce Cost of Production
◦Automation equipment
◦Upgrades to Greenhouse Climate controls
◦GACP Certification Upgrades
◦Other equipment for existing operations
•Period ending cash, restricted cash and cash equivalents of $39.7 million, a $17.6 million increase compared to $22.1 million at the end of the previous quarter.
•The Company also reiterates its full year 2026 production forecast of approximately 1 million pounds and its long-term $95 cost of production target. The Company expects fourth quarter cost of production to be in line with the third quarter.
“Our third quarter results reflect record sales and record biomass production, along with selling through a trim-heavy mix and the challenging pricing in the California cannabis market,” said Kyle

Kazan, Co-Founder, Chairman, and CEO of Glass House. “While seasonally lower pricing and the trim-heavy sales mix from Q2 production pressured margin during the quarter, higher volume kept gross profit close to what we reported for the second quarter. We are pleased with our progress and ongoing operational improvements. Furthermore, we believe we are sufficiently capitalized to optimize the farms and become cash flow positive, so future improvements can be funded from cash flow. To that end, we turned off the ATM. For the full year 2026, Glass House sold approximately 5 million shares, raised $46 million in gross proceeds at an average share price of $8.41 via the ATM. This has funded Greenhouse 2 expansion and is funding optimization through capital improvement projects of Greenhouse 5 and Greenhouse 6, and the Camarillo farm in general. We have approximately $39 million to finish funding improvement projects and reach cash-flow positive. Our long-term prospects have not changed, and we continue to expect we will produce approximately 1 million pounds of biomass this year and ultimately reach our $95 cost of production target. Our team is uniquely experienced in both optimizing our farms and continuing to work within the ever-changing and often challenging California cannabis market. Some of the team has been with us since we acquired our very first farm over 10 years ago, and many more have been with us since before we went public and acquired the Camarillo facility. While there is a dearth of experienced cannabis operators who have enjoyed success in California, we are fortunate to have that institutional knowledge and experience within Glass House.”
“We still have work to do, but I am very proud of the operations team for the progress they made during this quarter,” said Graham Farrar, Co-Founder, President, and Chief Cannabis Officer of Glass House. “We harvested a record number of square feet, grew a record amount of flower, and improved our share of flower and smalls meaningfully from Q2. The team did this while continuing to reduce costs, from $175 to $110, a more than 37% reduction since Q1, and, with GACP certification, laying the groundwork to export out of California, which remains our top priority given the opportunity to transform results and improve cash generation.”
Resignation of John Nichols Jr. from Board of Directors
Glass House also announces that John "Jay" Nichols Jr. has resigned as a director of the Company. Glass House thanks Mr. Nichols for his service and wishes him the best in his future endeavors.
About Glass House Brands Inc.
Glass House is one of the fastest-growing cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. Whether it be through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com/ and https://ir.glasshousebrands.com/contact/email-alerts/.
Forward-Looking Statements
This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). Forward-looking statements reflect current expectations or beliefs regarding future events or Glass House’s future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates”, “targets” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, statements regarding the Company’s financial outlook or operational plans or expected results and statements related to future market conditions. All forward-looking statements, including those herein, are qualified by this cautionary statement. Although Glass House believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in Glass House’s Annual Information Form available on SEDAR+ at www.sedarplus.ca and in Glass House’s Form 40-F available on EDGAR at www.sec.gov. For more information on Glass House, investors are encouraged to review Glass House’s public filings on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The forward-looking statements and financial outlooks contained in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. Glass House disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.
For further information, please contact:
Investor Relations Contact:
KCSA Strategic Communications
Phil Carlson
T: 212-896-1233
E: GlassHouseIR@KCSA.com